UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statements under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

MILLICOM INTERNATIONAL CELLULAR S.A.

(Name of Subject Company (Issuer))

ATLAS LUXCO S.À R.L.

(Offeror)

a wholly-owned subsidiary of

ATLAS INVESTISSEMENT

(Affiliate of Offeror)

a majority-owned subsidiary of

NJJ HOLDING

(Affiliate of Offeror)

wholly-owned by

XAVIER NIEL

(Affiliate of Offeror)

MAXIME LOMBARDINI

(Affiliate of Offeror)

(Name of Filing Persons (identify status as offeror, issuer or other person))

Common Shares, par value $1.50 per share

(Title of Class of Securities)

L6388F110

(CUSIP Number of Class of Securities)

Anthony Maarek

Directeur Général

Atlas Investissement 16 rue de la Ville l’Evêque 75008 Paris, France

Telephone: +33.1.42.66.99.19

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of

Filing Persons)

Copies to:

Denis Klimentchenko

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

22 Bishopsgate

London, EC2N 4BQ

+44(0)20 7519 7289

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure herein. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO filed with the US Securities and Exchange Commission (the “SEC”) on July 1, 2024 (as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, this Amendment and as further amended or supplemented from time to time, this “Tender Offer Statement and Rule 13e-3 Transaction Statement”) by Atlas Luxco S.à r.l., a Luxembourg limited liability company (société à responsibilité limitée) (“Purchaser”), Atlas Investissement, a French société par actions simplifiée and the parent company of Purchaser (“Parent”), NJJ Holding S.A.S., a simplified joint-stock company domiciled in Paris, France (société par actions simplifiée) and the majority owner of Parent (“NJJ”), Xavier Niel, the owner of NJJ (together with Purchaser, Parent and NJJ, the “Purchaser Group”), and Maxime Lombardini (together with the Purchaser Group, the “Filing Parties”), the Non-Executive Director, President and Chief Operating Officer of Millicom, as well as Vice-Chairman of the Board of Directors of Iliad Group, an affiliate of Purchaser and Parent.

This Tender Offer Statement and Rule 13e-3 Transaction Statement relates to the offer by Purchaser to purchase, through separate but concurrent offers in the United States (the “US Offer”) and Sweden (the “Swedish Offer”), all of the issued and outstanding common shares, par value $1.50 per share (each, a “Common Share,” and collectively, the “Common Shares”), including Swedish Depositary Receipts representing Common Shares (each of which represents one Common Share) (each, an “SDR,” and collectively, the “SDRs”), of Millicom International Cellular S.A., a public limited liability company (société anonyme) organized and established under the laws of the Grand Duchy of Luxembourg (“Millicom” or the “Company”), for USD 25.75 per Common Share and USD 25.75 per SDR (each such amount, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase attached to this Tender Offer Statement and Rule 13e-3 Transaction Statement as Exhibit (a)(1)(A) (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal attached to this Tender Offer Statement and Rule 13e-3 Transaction Statement as Exhibit (a)(1)(B) (together with any amendments or supplements thereto, the “Letter of Transmittal” and together with the Offer to Purchase, the Letter of Transmittal and other materials related to the Swedish Offer and the US Offer, as each may be amended or supplemented from time to time, the “Offers”). Unless otherwise indicated, references to sections in this Tender Offer Statement and Rule 13e-3 Transaction Statement are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Tender Offer Statement and Rule 13e-3 Transaction Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Item 12. Exhibits.

Item 12 of the Tender Offer Statement and Rule 13e-3 Transaction Statement is hereby supplemented as follows:

No.	Description
(a)(1)(P)	Press Release of Purchaser Responding to the Independent Bid Committee’s Negative Recommendation, dated August 13, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2024

ATLAS LUXCO S.À R.L.

By:	/s/ Anthony Maarek
	Name:	Anthony Maarek
	Title:	Manager

By:	/s/ Tigran Khachatryan
	Name:	Tigran Khachatryan
	Title:	Manager

ATLAS INVESTISSEMENT

By:	/s/ Xavier Niel
	Name:	Xavier Niel
	Title:	Président of NJJ Holding itself
Président of Atlas Investissement

NJJ HOLDING

By:	/s/ Xavier Niel
	Name:	Xavier Niel
	Title:	Président

XAVIER NIEL

By:	/s/ Xavier Niel

MAXIME LOMBARDINI

By:	/s/ Maxime Lombardini

EXHIBIT INDEX

No.	Description
(a)(1)(A)*	Offer to Purchase, dated July 1, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Purchaser on July 1, 2024).
(a)(1)(B)*	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Purchaser on July 1, 2024).
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Purchaser on July 1, 2024).
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Purchaser on July 1, 2024).
(a)(1)(E)*	Press Release of Parent Announcing Commencement of the Offers, dated July 1, 2024 (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Purchaser on July 1, 2024).
(a)(1)(F)*	Press Release of Parent Announcing Filing of the Offer to Purchase and Related Materials, dated July 1, 2024 (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Purchaser on July 1, 2024).
(a)(1)(G)*	Press Release of Parent Responding to the Independent Bid Committee’s Negative Recommendation, dated July 17, 2024 (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Purchaser on July 18, 2024).
(a)(1)(H)*	Press Release of Parent Announcing Filing of Amendment, dated July 18, 2024 (incorporated by reference to Exhibit (a)(1)(H) to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Purchaser on July 18, 2024).
(a)(1)(I)*	Parent Offers Information Website (incorporated by reference to Exhibit (a)(1)(I) to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Purchaser on July 18, 2024).
(a)(1)(J)*	Press Release of Purchaser Announcing Publication of a Supplement to the Offering Document in Sweden in Connection with the Swedish Offer, dated July 23, 2024 (incorporated by reference to Exhibit (a)(1)(J) to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Purchaser on August 5, 2024).
(a)(1)(K)*	Press Release of Purchaser Announcing Publication of a Supplement to the Offering Document in Sweden in Connection with the Swedish Offer, dated August 2, 2024 (incorporated by reference to Exhibit (a)(1)(K) to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Purchaser on August 5, 2024).
(a)(1)(L)*	Press Release of Purchaser Announcing Response to Millicom’s Statement Concerning Local Acquisitions, dated July 31, 2024 (incorporated by reference to Exhibit (a)(1)(L) to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Purchaser on August 5, 2024).
(a)(1)(M)*	Press Release of Purchaser Announcing Increase of the Offer Price, dated August 2, 2024 (incorporated by reference to Exhibit (a)(1)(M) to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Purchaser on August 5, 2024).
(a)(1)(N)*	Press Release of Purchaser Announcing Publication of a Supplement to the Offering Document in Sweden in Connection with the Swedish Offer, dated August 8, 2024.
(a)(1)(O)*	Press Release of Purchaser Announcing Publication of a Supplement to the Offering Document in Sweden in Connection with the Swedish Offer, dated August 9, 2024.
(a)(1)(P)	Press Release of Purchaser Responding to the Independent Bid Committee’s Negative Recommendation, dated August 13, 2024.
(b)*	Form of Commitment Letter concerning the Interim Facilities Agreement (incorporated by reference to Exhibit (b) to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Purchaser on July 1, 2024).
(c)(1)*	Valuation Analysis, dated June 29, 2024.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table (incorporated by reference to Exhibit 107 to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Purchaser on August 5, 2024).

*	Previously filed.